03011661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 50478

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 07 2003 WASH. D.C. 155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Galway Securities Corp
FN: CORNERSTONE VENTURES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 WOODWAY, SUITE 970
(No. and Street)

HOUSTON	TX	77057-1735
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDONALD, FOX & LUND, P.C.
(Name — *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1212	HOUSTON	TX	77046
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, HAROLD J. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE VENTURES, L.P., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING PARTNER
Title

[signature: Terri C. Williams]
Notary Public

TERRI C. WILLIAMS
MY COMMISSION EXPIRES
March 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (1) ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) SEE NOTE 6 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

McDONALD, FOX & LUND, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 Greenway Plaza, Suite 1212 • Houston, Texas 77046-2495
713-850-8787 • Fax 713-850-1673 • www.mcdonaldfox.com

To the Partners' of
Cornerstone Ventures, L.P.
Houston, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Cornerstone Ventures, L.P. (a Texas Limited Partnership) as of December 31, 2002 and the related statements of income, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Ventures, L.P. as of December 31, 2002, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDonald Fox & Lund P.C.

Houston, Texas
January 23, 2003

CORNERSTONE VENTURES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	8,953
Accounts receivable		83,175
Prepaid expenses		2,958
Furniture, equipment, and computer software, less accumulated depreciation and amortization of $57,529		23,708
Total assets	$	118,794

LIABILITIES AND PARTNERS' CAPITAL

Liabilities -		
Accounts payable	$	9,438
Accrued liabilities		15,234
Deferred revenue		40,000
Total liabilities		64,672
Partners' capital		54,122
Total liabilities and partners' capital	$	118,794

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURES, L.P.
STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2002

REVENUES:	
Consulting	$ 213,737
Interest and dividends	355
Total revenues	214,092
EXPENSES:	
Advertising	1,429
Bad debt	2,123
Compensation and related expenses	47,585
Computer expense	6,394
Depreciation and amortization	3,662
Dues and subscriptions	9,505
Insurance	972
Legal and professional fees	89,400
Miscellaneous	2,817
Office expense	17,881
Postage	1,074
Rent	38,599
Supplies	1,827
Taxes and licenses	3,630
Telephone	1,695
Travel and entertainment	9,679
Total expenses	238,272
Net loss	$ (24,180)

The Notes to Financial Statements are an integral part of this statement.

CORNERSTONE VENTURES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (24,180)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,662
Increase in receivables from customers	(83,175)
Decrease in related party receivable	2,123
Increase in prepaid expenses	(305)
Decrease in other assets	8,000
Increase in accounts payable and accrued liabilities	20,677
Increase in deferred revenue	40,000
Cash used in operations	(33,198)
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchase of fixed assets	(7,361)
DECREASE IN CASH	(40,559)
CASH AT BEGINNING OF PERIOD	49,512
CASH AT END OF PERIOD	$ 8,953

Supplemental cash flow disclosures:

There were no interest or tax payments for the year.

CORNERSTONE VENTURES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2002

	Partners' Capital
Balance, December 31, 2001	$ 78,302
Net loss	(24,180)
Balance, December 31, 2002	$ 54,122

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Operations

Cornerstone Ventures, L.P. (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. The Partnership was formerly known as Strevig, Miller and Company, L.P. An amendment was approved on August 26, 1996 to change the name of the Partnership to SMC Cornerstone Ventures, L.P. The partnership agreement was again amended on September 19, 1996 to change the name and conduct business under the name of Cornerstone Ventures, L.P.

The Partnership was established to provide investment banking services for small to mid-sized independent companies, public and private. The Partnership provides primarily two broad types of investment banking services: transaction services and advisory services.

On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to Rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the National Association of Securities Dealers.

Note 2. Significant Accounting Policies

Revenues:

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while success fees are recognized upon consummation of a transaction. Revenues for fairness opinions are recognized as the service is provided.

Property:

The cost of property purchases and improvements is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently. Depreciation expense for the year ended December 31, 2002 totaled $3,662.

NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies (continued)

Property (cont'd):

Depreciation expense is computed using an accelerated straight-line method over the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Statement of Cash Flows:

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

Under the Internal Revenue Code, the net taxable income of the Partnership and any related tax credits are deemed to pass to the members and are included in their personal return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the members.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Partnership had net capital of $30,414, which was $25,414 in excess of its required net capital of $5,000.

NOTES TO FINANCIAL STATEMENTS

Note 4. Commitments

The Partnership occupies office space under a 36 month lease which was renewed on October 15, 2001. The lease commitment totals approximately $2,850 per month.

Note 5. Related-Party Transactions and Balances

Included in expenses is $47,585 paid to H. J. Miller Company, Inc. as reimbursement for employee compensation and related payroll expenses incurred on behalf of the Partnership.

Note 6. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2002, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7. Possession or Control Requirements Under Rule 15c3-3

The Partnership does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

Note 8. Concentration of Credit Risk and Major Customers

The Partnership's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents. The Partnership places its cash and temporary investments with one high credit quality institution. At times, such investments may be in excess of the FDIC insurance limits.

Note 9. Contingencies

During the ordinary course of business, the Partnership has been named as a defendant in a lawsuit. The ultimate outcome of the litigation cannot presently be determined. The Partnership's management believes, however, that any liability it may incur would be covered under an indemnity agreement with another party to the suit and would not have a materially adverse effect on its financial condition or its results of operations. Accordingly, adjustments, if any, which might result from the resolution of these matters have not been reflected in the financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORNERSTONE VENTURES, L.P. as of DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			(1)	$ 54,122	3480
2.	Deduct ownership equity not allowable for Net Capital				(	3490
3.	Total ownership equity qualified for Net Capital				54,122	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities				54,122	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	(2) $ 23,708	3540			
	B. Secured demand note deficiency	-	3590			
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		(23,708)	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions				30,414	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings	-	3670			
	C. Trading and investment securities:					
	1. Exempted secutiries	-	3735			
	2. Debt securities	-	3733			
	3. Options	-	3730			
	4. Other secutiries	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		(	3740
10.	Net Capital			(3)	$ 30,414	3750

SEE ATTACHED

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$54,122
ADDITIONAL ACCOUNTS PAYABLE	24,466
DEFERRED REVENUE	40,000
RELATED PARTY RECEIVABLES	2,123
OTHER ASSETS	8,000
LESS ADDITIONAL ACCOUNTS RECEIVABLE	(80,000)
LESS PREPAID EXPENSES	(2,958)
LESS ADDITIONAL FIXED ASSETS	(7,361)
EQUITY FROM FOCUS REPORT	$38,392

(2) NONALLOWABLE ASSETS

FURNITURE, EQUIPMENT AND COMPUTER SOFTWARE	$23,708

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 8,747
PLUS PREPAID EXPENSES	2,958
PLUS ACCOUNTS RECEIVABLE	83,175
LESS ADDITIONAL ACCOUNTS PAYABLE	(24,466)
LESS DEFERRED REVENUE	(40,000)
AUDITED NET CAPITAL	$30,414

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORNERSTONE VENTURES, L.P. as of DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requrement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	25,414	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	23,947	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition						64,672	3790
17. Add:							
A. Frafts for immediate credit	$	-	3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810				
C. Other unrecorded smounts (List)	$	-	3820		$	-	3830
19. Total aggregate indebtedness					$	64,672	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)						212%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)						32%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CORNERSTONE VENTURES, L.P.   AS OF DECEMBER 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Cornerstone Ventures, L.P., conditions of the Company's exemption from Rule 15c3-3 were complied with through the year ended December 31, 2002.

McDONALD, FOX & LUND, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners' of
Cornerstone Ventures, L.P.

In planning and performing our audit of the financial statements of Cornerstone Ventures, L.P. (the Partnership) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Houston, Texas
January 23, 2003